CONSENT OF EXPERT

To:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

(collectively, the “Regulatory Authorities”)

In  connection  with  the  filing,  with  the  Regulatory  Authorities  referred  to  above,  of the  technical  report  (the  “Technical  Report”)  entitled  “Update  National  Instrument

43-101   Technical   Report   on   Tanzanian   Royalty   Exploration   Corporation’s

Buckreef Gold Project in Tanzania” dated

28th June,  2011, I  hereby consent

to  the  public  filing of  the  Technical  Report and  to  extracts from,  or  a summary of,

the Technical Report.

Dated this 29th day of June 2011

P. Zizhou

M.Sc.(Geol.)

Pr Sci Nat

TANZANIAN ROYALTY EXPLORATION CORPORATION